                        [Island Pacific, Inc. Letterhead]

                                                                 January 3, 2006

VIA EDGAR
---------

Mark P. Shuman
Branch Chief - Legal
Division of Corporate Finance
United States Securities and Exchange Commission
450 Washington Street, N.W.
Washington, D.C. 20549

Re:      Island Pacific, Inc. (the "Registrant")
         Application for Withdrawal of Registration Statement on Form S-3 File No. 333-118531 filed on August 25, 2004, as amended

Mr. Shuman:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, and per your request in the letter to the Registrant dated December 18, 2005, the Registrant hereby respectfully requests that its registration statement on Form S-3, Commission File No. 333-118531 (the "Registration Statement"), be immediately withdrawn and that an order of the Commission granting such withdrawal be granted. The Registration Statement has never become effective, and no securities were sold in connection with the offering under the Registration Statement.

The withdrawal is being sought as the Company received comments from the Commission regarding the Registration Statement and its past periodic filings and the Company would like to withdraw the Registration Statement to address such comments and come current with its periodic filings prior to moving forward.

If you have any questions regarding the foregoing application for withdrawal, please feel free to contact Harry J. Proctor (619-238-4811) or Celeste Scarlata of Solomon Ward Seidenwurm & Smith, LLP, 401 B Street, Suite 1200, San Diego, California 92101, the Registrant's outside counsel.

Sincerely,

Island Pacific, Inc.

/s/ Barry Schechter
-------------------------------
Barry Schechter
Chief Executive Officer